February 16, 2006



Mail Stop 3561



Mr. Ian Warwick
Chief Executive and President
W3 Group, Inc.
Savannah House 5th Floor
11 Charles II Street
London SW1Y 4AU UK  83728


      Re:	W3 Group, Inc.
            4.01 Form 8-K dated February 14, 2006
		Filed February 15, 2006
		File No. 0-27083


Dear Mr. Warwick:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Feel
free to call us at the telephone numbers listed at the end of this letter.

1. Please expand the first paragraph of the Item 4.01 disclosure to state the effective date of the resignation of Donohue Associates, LLC, as required by Item 304(a)(1)(i) of Regulation S-B.



2. Please revise the last sentence of the second paragraph of your
Item 4.01 disclosure to comply with Item 304(a)(1)(iv)(A). Specifically, please state whether there were any disagreements with
Donohue Associates, LLC, during the most recent two fiscal years and the subsequent interim periods through the date (or effective date) of resignation, which if not resolved to the satisfaction of your former auditors would have caused them to make reference to the subject matter of the disagreement in connection with their report.

3. Please obtain and file an Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item
304
disclosures, or the extent to which the accountant does not agree.

4. Please contact Filer Support at (202) 551-8050 regarding the company`s name change.

5. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	Please file your response letter and amendment via EDGAR within five business days after the date of this letter, or tell us when you will respond. Please contact the staff immediately if you require longer than 5 business days to respond. As previously requested, please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have any questions, please call the undersigned at
(202)
551-3237.



								Sincerely,



								Maureen Bauer
								Staff Accountant

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Mr. Ian Warwick
W3 Group, Inc.
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE